EXHIBIT 12(a)
WELLS FARGO & COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

		Quarter		Six months
	ended June 30,		ended June 30,
(in millions)	2011	2010	2011	2010

Earnings including interest on deposits (1):
Income before income tax expense	$6,073	4,659	11,459	8,660
Less: Net income from noncontrolling interests	124	83	179	136

Income before income tax expense and noncontrolling interests	5,949	4,576	11,280	8,524
Fixed charges	1,798	2,131	3,711	4,332

	7,747	6,707	14,991	12,856

Fixed charges (1):
Interest expense	1,706	2,023	3,527	4,101
Estimated interest component of net rental expense	92	108	184	231

	1,798	2,131	3,711	4,332

Ratio of earnings to fixed charges (2)	4.31	3.15	4.04	2.97

Earnings excluding interest on deposits:
Income before income tax expense and noncontrolling interests	5,949	4,576	11,280	8,524
Fixed charges	1,204	1,417	2,502	2,883

	7,153	5,993	13,782	11,407

Fixed charges:
Interest expense	1,706	2,023	3,527	4,101
Less: Interest on deposits	594	714	1,209	1,449
Estimated interest component of net rental expense	92	108	184	231

	$1,204	1,417	2,502	2,883

Ratio of earnings to fixed charges (2)	5.94	4.23	5.51	3.96

(1)	As defined in Item 503(d) of Regulation S-K.

(2)	These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of the Company because of two factors. First, even if there was no change in net income, the ratios would decline with an increase in the proportion of income which is tax-exempt or, conversely, they would increase with a decrease in the proportion of income which is tax-exempt. Second, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.